United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2018

Vale S.A.

Praia de Botafogo 186 – 18º andar
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	63

2

13. Management compensation 13.1 - Description of compensation policy or practice, including non-statutory board of executive officers a. Objectives of the compensation policy or practice Vale is one of the largest diversified mining companies in the world and one of the largest private companies in Latin America. It is present in 25 countries, with shareholders in all continents, and 73,596 own employees and 35,227 outsourced employees working in its operations at December 31, 2017. Therefore, it is a global company, of large size and great complexity, which requires from its management a deep knowledge of its business and market, in addition to an unlimited dedication. As a global company, Vale knows that attracting the best professionals, retaining talents, motivating and engaging professionals who hold strategic positions, especially Executive Officers, is a critical challenge for the Company's success at all times. Therefore, the market is always the benchmark, within a global competition perspective, and Vale thus considers, for purposes of determining the compensation of its managers, the compensation policies and practices adopted by the top mining companies, as well as other large global companies from other industries. Accordingly, the annual compensation proposal is prepared on the basis of these market principles, also taking into account the responsibilities of the directors, the time devoted to their duties, their professional competence and reputation and the value of their services in the market. It also considers the market practices in the localities where the company operates, its alignment with the short and long term strategy, its return to shareholders and the sustainability of its business. Such proposal is prepared with the support of the People Committee, composed of four members of the Board of Directors and one independent member, who makes recommendations to the Board of Directors regarding the annual aggregate compensation of the Executive Officers. The Board of Directors deliberates and submits the proposal for approval, in an aggregated manner, by the Annual Shareholders' Meeting, under the provisions of Article 10, Paragraph 4, of the Company's Bylaws. Once the aggregate compensation has been approved, it is the responsibility of the Board of Directors, with the support of the People Committee, to distribute it among its members and the Board of Executive Officers. One of the core pillars of designing the compensation proposal is the alignment with the Company's performance and return to its shareholders. Therefore, in addition to fixed compensation, our executive officers are also eligible for bonuses and incentive payments. Taking into account the design of the total compensation in 2018, computing fees and short-term (performance) and long-term (concession1) incentives, for the entire Board of Executive Officers, the distribution of the total compensation is as follows: 27% of fixed fees, 28% of short-term variable compensation and 46% of long-term variable compensation based on shares. This long-term portion is composed of 20% linked to the Matching Program and 26% linked to the Phantom Stock Plan (PAV)2. It should also be highlighted that the short-term variable compensation is fully associated with the Company's cash generation and, as such, in alignment with the compensation of the Company's shareholders. Combined with cash generation, the short-term variable compensation also takes into account economic and financial that reflect the operating performance, as well as health and safety, sustainability and accomplishment of strategic initiatives. Additionally, long-term programs are directly linked to the performance of the stock and, therefore, tied to the return to shareholders. In particular, the payment related to the PAV is a direct function of Vale's Total Shareholder Return Indicator (TSR), compared to a 1 Upon the decision of the Board, the company grants long-term programs that entitle the participants to future payments, subject to the achievement of performance, as hereinafter described. 2 The tables shown in items 13.1.b.ii and 13.2 below consider the cash disbursement criterion and, therefore, their percentages differ from the criterion used in this paragraph.

preselected group of companies. In brief, we can say that 73% of the compensation of the Board of Executive Officers is directly associated with the return to shareholders. The Company shall participate in a work group with other companies and B3 S.A. - Brasil, Bolsa e Balcão to establish new requirements for a compensation policy for companies listed in the so-called Novo Mercado, to be summoned by B3 throughout 2018. Once these requirements are defined, the Company shall formulate its policy. It should be highlighted that, as part of the process of evolution related to governance, transparency and adherence to the changes to Novo Mercado requirements (among which is the topic on compensation), the Board of Directors determined that the Compliance and Risk Committee continue with the work plan and deepen the analysis on the impacts on the stakeholders of the full adoption, by the Company, of the new rules of Novo Mercado, including counting on external support, and submit a plan based on this study by the Board. b. Composition of the compensation, indicating: i. Description of the elements of compensation and the objectives of each one BO A RD O F DIREC TO RS Fixed Compensation Pro-labore. For the members of the Board of Directors, the compensation considers, exclusively, the payment of a fixed monthly fee. The fixed compensation stipulated in contract has the purpose of remunerating the services of each member of the Board, within the scope of responsibility assigned to the Company's Board of Directors. The total annual amount of top management compensation, comprising the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the Advisory Committees, is set at the Annual Shareholders' Meeting and distributed by the Board of Directors. Direct and Indirect Benefits. The members of the Board of Directors are not entitled to a ny direct and indirect benefits. Participation in Committees. The members of the Board of Directors are not entitled to compensation for participation in committees. Variable compensation The members of the Board of Directors are not entitled to variable compensation, including bonuses, profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Board of Directors are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Board of Directors are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Board of Directors are not entitled to share-based compensation.

AUDIT CO MMITTEE Fixed Compensation Pro-labore. For the members of the Audit Committee, the compensation considers only the payment of a fixed monthly fee, not counting the benefits, representation funds and profit sharing. The members of the Audit Committee are also entitled to reimbursement of travel and per diem expenses necessary for the performance of their duties. Alternate members are only remunerated in cases in which they exercise their activities due to vacancy, impediment or absence of the respective full member. The contracted fixed compensa tion has the purpose of remunerating the services of each member, within the scope of responsibility assigned to the Company's Audit Committee. The determination of the compensation of the Audit Committee is calculated as a percentage of the average compensation attributed to the Executive Officers. Direct and Indirect Benefits. The members of the Audit Committee are not entitled to direct and indirect benefits. Participation in Committees. The members of the Audit Committee are not entitled to compensation for participation in committees. Variable compensation The members of the Audit Committee are not entitled to variable compensation, including bonuses, profit sharing and results, compensation for participation in meetings, and commissions. Post-Employment Benefits The members of the Audit Committee are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Audit Committee are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Audit Committee are not entitled to share-based compensation. ADVISO RY CO MMITTEES The Board of Directors, for advisory, permanently counts on five (05) technical and consulting committees, namely: Personnel Committee, Compliance and Risk Committee, Financial Committee, Audit Committee and Sustainability Committee. Fixed Compensation Pro-labore. For the members of the Advisory Committees to the Board of Directors, the compensation considers exclusively the payment of a fixed monthly fees, except for the members of the committees who are Vale's officers, who will not be entitled to the payment of compensation for participation in the committees, pursuant to the provisions of Paragraph 2, Article 15, of Vale's Bylaws. The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company. The compensation of the members of the Advisory Committees is defined by the Board of Directors. Direct and Indirect Benefits. The members of the Advisory Committees are not entitled to direct and indirect benefits.

Variable compensation Members of the Advisory Committees are not entitled to bonuses, profit sharing, compensation for participation in meetings and commissions. Post-Employment Benefits Members of the Advisory Committees are not entitled to post-employment benefits. Entitlement to benefits after termination of position The members of the Advisory Committees are not entitled to benefits motivated by the termination of the position. Share-based Compensation The members of the Advisory Committees are not entitled to share-based compensation. BO A RD O F EXEC UTIVE OF F ICERS Fixed Compensation Pro-labore. The Statutory Directors are entitled to receive a fixed monthly fee that has the objective of remunerating the services provided by them within the scope of responsibility assigned to each one in the management of the Company. Direct and Indirect Benefits. The Statutory Directors are entitled to a benefits package that is also compatible with market practices and includes Medical-Hospital and Dental Care, Complementary Pension and Life Insurance. The benefits, in addition to being aligned with market prac tices, are intended to give executives and their dependents peace of mind on key issues, such as health care. Participation in Committees. The Statutory Officers are not entitled to compensation for participation in committees. Variable compensation Bonus. The Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the bonus is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the bonus is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Statutory Director, with 60% of the targets panel being associated with economic and financial metrics that reflect the operating performance and, as such, are aligned with the payment of dividends. The remaining 40% are distributed among health and safety targets (10%), sustainability (10%) and accomplishment of strategic initiatives (20%). Others. The Statutory Officers are not entitled to profit sharing, compensation for participation in meetings, and commissions. Post-Employment Benefits The Statutory Directors may enjoy Medical-Hospital-Dental Assistance provided by the Company for up to 24 months after their termination, so that they can seek alternatives outside the corporate plan.

Entitlement to benefits after termination of position The members of the Statutory Board of Executive Officers are not entitled to benefits motivated by the termination of the position, except, however, as described in item 13.12 of this Reference Form, for any indemnity arising from the termination or non renewal of the employment contract of said Officers with the Company, provided that these events occur at the Company's initiative. For more information, see item 13.12 of this Reference Form. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The Long-Term Incentive ("ILP") represented a variable long-term payment based on the expected performance of the Company and with the purpose of retaining and engaging the executives, aligning them with the Company's vision of the future. The program was established in 2007 and its first payment was made in January 2010. In 2014, the ILP was replaced by the Phantom Stock Plan (“PAV"), which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the s ame time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the said Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form. NON-STATUTORY BO ARD The non-statutory directors are employees of the Company, with employment relationship. These directors may be responsible for global corporate functions or business units, or for regional or local corporate functions, or for areas or operating systems in the Company's various businesses. Fixed Compensation Pro-labore. Non-statutory Directors are entitled to receive a fixed monthly fee, defined on the basis of the Company's share structure, which is in line with market practices. The contracted fixed salary has the objective, according to the work contract signed with each executive, to remunerate the services provided within the scope of responsibility assigned to each one in the different activities of the Company. Direct and Indirect Benefits. Non-statutory Directors are entitled to a package of benefits compatible with market practices and includes Medical-Hospital-Dental Care, Complementary Pension (Valia) and Life Insurance. The benefits, in addition to being aligned with the market, are intended to give executives and their dependents peace of mind on key issues, such as health care. For more information about the Complementary Pension Plan (Valia), see item 13.10 of this Reference Form. Participation in Committees. Non-statutory Directors are not entitled to compensation for participation in committees. Variable compensation Profit sharing (PLR) The Non-Statutory Officers are entitled to the annual variable portion based on the Company's results and defined through objective indicators and targets, derived from the strategic planning and annual budget approved by the Board of Directors. The main purpose of the PLR is to ensure competitiveness with the market and alignment with shareholders' interests, as well as to recognize the executive officer's participation in the Company's performance. By 2018, the PLR is fully associated with the Company's cash generation, as the total amount of funds to be distributed is a fraction of the cash generation for the year. This amount is distributed according to the performance measured by the targets assigned to each Director, which are defined based on the cascading of targets for the Statutory Directors. The calculation methodology used to establish the variable compensation of the Non-Statutory Board, as mentioned above, is described in detail in item 13.1 (d) below. Others. The Non-Statutory Officers are not entitled to bonuses, compensation for participation in meetings and commissions. Post-Employment Benefits

The Non-Statutory Directors may benefit from Medical-Hospital-Dental Care borne by the Company after they leave the Company, so that they may seek alternatives outside the corporate plan. Entitlement to benefits after termination of position Members of the Non-Statutory Board may receive an individual outplacement service (career transition coaching) from the specialized company indicated by Vale. Share-based Compensation Long-term Incentive - ILP (up to 2013 inclusive) and Phantom Stock Plan - PAV (starting in 2014) The ILP represented a variable long-term portion based on expected performance for the Company with the objective of retaining and engaging executives, aligning them with the Company's vision of the future. The program was established in 2007 and its first payment was made in January 2010. In 2014, the ILP was replaced by the PAV, which calculation is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The following companies make up the peer group in the program that was started in 2018: BHP, Rio Tinto, Teck Resources, Glencore, Freeport-McMoran, Mosaic, Anglo American, Petrobras, Usiminas, Gerdau and CSN. The metric for payment consists of the Total Shareholder Return (TSR) related to the peer group, taking into account the business and regions in which Vale operates and the influence of fluctuations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. The following positions lead to the respective percentages of payment in relation to the grant: 1st - 150%, 2nd - 125%, 3rd - 100%, 4th - 85%, 5th - 70%, 6th - 55%, 7th - 40%, 8th - 25%, 9th - 10%, 10th and below - 0%. For more details, see items 13.1 (b) (i), (iii), (c) and (d) and 13.4 of this Reference Form. Matching Like the PAV (and the ILP, which was replaced by the PAV in 2014), Matching represents a long-term variable portion of the performance-based compensation expected for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. The plan was established in 2008 and amended in 2014 with the main purpose of changing the calculation methodology for participation in the plan, which for the purposes of said calculation considered (i) the fixed portion of the compensation received by the beneficiaries of the plan referred to above, and (ii) pre-established parameters for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the PLR was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the current program was voluntary for Vale non-statutory executives.

Furthermore, it is noted that, as from 2017, the Matching program started being based on common shares of the Company, and no longer on preferred shares.

For more details, including the calculation methodology used to establish the amount of the beneficiaries' compensation under the said Plan, see items 13.1 (b) (iii), (c) and (d) and 13.4 of this Reference Form.

NON-STATUTORY COMMITTEES

The Company also has three non-statutory committees, the Executive Risk Committee, the Information Disclosure Committee and the Ethics Committee. All positions of non-statutory committees are filled by statutory, non-statutory directors and other Company leaders, who do not receive any additional compensation for this function, either fixed or variable.

ii. In relation to the last 3 fiscal years, what is the proportion of each element in the total compensation

According to the tables below[3], the proportions of each element in the total compensation for the fiscal years of 2015, 2016 and 2017 were approximately:

Fiscal Year 2015

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board(1)	Committees(2)
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.95%	83.33%	23.88%	42.00%	85.77%
Direct and Indirect Benefits	-	-	10.29%	10.00%	-
Participation in committees	-	-	-	-	-
Other (3)	12.05%	16.67%	4.76%	-	14.23%
Variable compensation	-	-	-	-	-
Bonus	-	-	28.79%	-	-
Profit sharing	-	-	-	42.00%	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (3)	-	-	10.03%	-	-

[3] It takes into account the cash disbursements for each period, thus differing from the criterion used in the previous items of this form.

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board[(1)]	Committees[(2)]
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	20.55%	-	-
Share-based Compensation	-	-	1.71%	6.00%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.

(2) Excludes the members of the committees who are also members of the Company's administration.

(3) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2016

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board (1)	Committees (2)
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	92.83%	90.44%	41.55%	67.81%	95.24%
Direct and Indirect Benefits	-	-	11.03%	8.26%	-
Participation in committees	-	-	-	-	-
Other (3)	7.17%	9.56%	8.53%	15.21%	4.76%
Variable compensation	-	-	-	-	-
Bonus	-	-	-	-	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other (3)	-	-	4.95%	1.45%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	28.04%	-	-
Share-based Compensation	-	-	5.91%	7.27%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.

(2) Excludes the members of the committees who are also members of the Company's administration.

(3) Payments related to payroll charges under responsibility of VALE - INSS

Fiscal Year 2017

Compensation breakdown	Board of Directors	Fiscal Council	Statutory Board	Non-Statutory Board [1]	Committees[2]
Monthly Fixed Compensation	-	-	-	-	-
Salary or pro-labore	87.16%	83.33%	14.17%	34.81%	83.83%
Direct and Indirect Benefits	-	-	3.88%	5.56%	-
Participation in committees	-	-	-	-	-
Other [3]	12.84%	16.67%	3.08%	8.07%	16.17%
Variable compensation	-	-	-	-	-
Bonus	-	-	16.00%	27.27%	-
Profit sharing	-	-	-	-	-
Participation in Meetings	-	-	-	-	-
Commissions	-	-	-	-	-
Other [3]	-	-	12.78%	8.59%	-
Post-Employment Benefits	-	-	-	-	-
Termination of position	-	-	39.91%	-	-
Share-based Compensation	-	-	10.17%	15.69%	-
Total	**100.00%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**

(1) Amounts related to the termination of office have not been considered in the Non-Statutory Board.

(2) Excludes the members of the committees who are also members of the Company's administration.

(3) Payments related to payroll charges under responsibility of VALE - INSS

iii. **Methodology for calculation and adjustment of each element of compensation**

The annual global amount of the compensation of the members of the Board of Directors, the Statutory Board of Executive Officers, the members of the Audit Committee and the members of the Advisory Committees is fixed at the Annual Shareholders' Meeting and distributed by the Board of Directors.

Board of Directors

The fixed compensation of principal members of the Board of Directors is represented by the payment of a fixed monthly portion (fees). The definition of values occurs annually in accordance with market practice, verified by reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed. There is no variable compensation for the members of the Board of Directors.

Audit Committee The fixed compensation of the members of the Audit Committee is represented by the payment of fixed monthly fees, having as reference the 10% of the compensation that, on average, is attributed to the Statutory Officers, not counting the benefits, representation and profit sharing. The members of the Audit Committee are also entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members will only be remunerated in the cases in which they exercise their activities due to vacancy, impediment or absence of the respective member holder. There is no variable compensation for the members of the Audit Committee. Advisory Committees For the members of the Advisory Committees to the Board of Directors, the compensation exclusively considers the payment of a fixed monthly fees, except for the members of the committees that are Vale's managers, who are not entitled to the payment of compensation for participation in the committees, pursuant to paragraph 2, Article 15, of Vale's Bylaws. There is no other type of fixed compensation to which the members of the Advisory Committees are entitled. The compensation contracted has the purpose of remunerating the services of each advisor, within the scope of responsibility assigned to each Advisory Committee of the Company, which is defined by the Board of Directors. The determination and adjustment of the compensation of the members of the Advisory Committees are carried out according to the compensation established for the Board of Directors. Statutory Directors (Executive Officers) The fixed compensation of the Statutory Officers is represented by the payment of fixed monthly instalments, defined on the basis of market practice, verified through reference surveys conducted by specialized companies, in which the behavior of the compensation for companies of similar size is observed, adjusted annually by the Broad Consumer Price Index - IPCA, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are calculated according to market practice, verified by reference surveys conducted by specialized companies, in which the behavior of granting benefits to companies of similar size is observed, as well as evaluated by the Personnel Committee and approved by the Board of Directors. The bonus component of the Statutory Officers is calculated based on the Company's results, and may vary between 0% and 200% of the target established with reference to the market, depending on the goals established and cash generation of the Company for each fiscal year. The readjustment of the fees deriving from changes in the IPCA or other forms of merit directly impact the other elements of the compensation, since they use the fees as a basis. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Officers under the ILP took into account the percentage of the bonus, 75% for the Executive Officers and 125% for the Chief Executive Officer, of the amount actually paid for such and transformed into a number of common shares issued by Vale (virtual or phantom shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5 th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and

2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Progr am now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days established in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three -year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the ILP was replaced by the Matching, which is based on the fixed compensation received by the beneficiaries of the referred Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares.

Non-Statutory Board The fixed compensation of Non-statutory Directors, with employment relationship, is represented by the payment of fixed monthly instalments. Every year, Vale's Human Resources department acquires compensation surveys conducted by specialized companies in order to evaluate the competitiveness of the Company’s compensation against its competitive market for labor. The comparison is made with national and multinational companies from different sectors, and the equalization of the comparison takes place through a scoring system. This system of evaluation is known as "Hay Method", a points system widely used by world-class companies, which evaluates the weight of positions based on their complexity, allowing the overall ranking of positions. This system is one of the most used around the world for this purpose. There is no predefined percentage or frequency for fixed salary readjustment, and when wage revisions occur, they are based on the market movement and the performance of the Non-Statutory Director (meritocracy). The direct and indirect benefits (medical-hospital-dental care, supplementary pension and life insurance) to which they are entitled are defined in accordance with market practice, verified by reference surveys carried out by specialized companies, which observe the behavior of granting benefits to companies of different segments or of similar size. The profit-sharing PLR component of the Non-Statutory Officers is calculated based on the Company's results, ranging from 0% to 200% of the market-established target, depending on the targets set and company cash flow for each year. The readjustment of the fixed compensation resulting from the IPCA or other forms of merit reflects directly in the other elements of the compensation, since they use as a basis the fixed compensation. Up to and including 2013, the methodology for calculating share-based compensation of Statutory Officers under the ILP took into account the percentage of the bonus, 75% for the Executive Officers responsible for global corporate functions and 50% for the Executive Officers r esponsible for local or regional corporate functions, of the amount actually paid for such and transformed into a number of Common Share issued by Vale (virtual shares), considering the average quotation of the common shares issued by the Company of the last 60 trading sessions of the previous fiscal year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5rd position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the beneficiaries of the Program, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the PAV allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Up to and including 2013, the calculation methodology for Matching determined that the executive could allocate 30% or 50% of its short-term variable portion (PLR) to buy class A preferred shares issued by Vale through an institution financial condition previously defined, under market conditions and without any benefit offered by Vale, on the days establis hed in the plan. The percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the three -year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company will pay the executive a net bonus amount equal to the amount he or she purchased in shares at the beginning of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. In 2014, the ILP was replaced by the Matching, which is based on the fixed compensation received by the beneficiaries of the referred Program, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the PLR was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale non-statutory executives. It is important to note that, for the 2017 fiscal year, the Matching program started being based on common shares of the Company, and no longer on preferred shares. iv. Reasons justifying the composition of the compensation The reasons for the composition of the compensation are the incentive to maximize shareholders' returns, improve management, enhance performance, and retain the Company's executives, aiming at gains through the commitment to the Company's long-term results and its short-term performance. In relation to the executive officers, Vale adopts a compensation composition model that concentrates a significant portion of the total compensation in the variable components (both short and long term), being part of the policy of sharing risks and results with the main executives of the Company. v. Existence of members not remunerated by the issuer and the reason therefor As of the date of this Reference Form, the Company does not have unpaid members, except for (i) the members of the Company's Advisory Committees, who are also Vale's directors and w ill not be entitled to compensation for participation in the committees, and (ii) for the members of the Non-Statutory Committees, who are not remunerated for the exercise of this function, since they already receive compensation as executive officers or employees of the Company.

For purposes of determining the total amount of the annual compensation for the current reporting period, the amounts owed to all members of the Board of Directors shall be taken into account, since in the future there may be no possibility of waiver of compensation. c. Main performance indicators that are taken into account in determining each element of compensation All definitions in relation to compensation are supported by market studies, with input from one or more specialized consultancies. With respect to the Statutory Officers, these definitions are also evaluated by the Personnel Committee and approved by the Board of Directors. The main performance indicators taken into account in determining the compensation are those related to the Company's performance, such as measures for cash generation and TSR, as well as general indicators of productivity and sustainability. The performance indicators taken into account in determining the compensation derived from the ILP (which was replaced by the PAV in 2014), the PAV and the Matching consist of the quotation of the Company's shares in the market and, in the case of ILP (which was replaced by the PAV) and PAV, the Company's position in relation to a group of companies with characteristics similar to those of Vale (peer group). d. How compensation is structured to reflect the evolution of performance indicators The definition of executives' performance targets for structuring the payment of profit sharing and the bonus is derived from the strategic planning and budget approved by the Board of Directors, and reviewed each year to support the goals and expected results for the Company. The performance indicators taken into account in determining the compensation derived from the long-term incentive plans, namely the ILP (which was in force until 2013), the PAV (effective as from 2014) and Matching are: for the three, the quotation of the Company's shares in the market and, for the PAV, the Company´s ranking among a group of 11 other companies with characteristics similar to those of Vale (peer group). The peer group applicable to the ILP, which was replaced in 2014 by the PAV, was composed of 20 companies with similar characteristics. e. How the compensation policy or practice is aligned with the interests of the issuer of the short, medium and long term The Company's compensation practice is based on its performance and financial sustainability, in accordance with the strategic planning established in the medium and long ter m, and in line with the return to shareholders. To that end, ILP (which was replaced by the PAV in 2014) and Matching were defined with three-year grace periods for payment of compensation, and the PAV, with a grace period of four years. These deadlines were established so that such programs are in line with the evolution of the Company's own performance indicators. f. Existence of compensation supported by subsidiaries, controlled companies or direct or indirect controllers At the date of this Reference Form, there is no compensation of the Company Management supported by subsidiaries, controlled companies or direct or indirect parent companies, by virtue of the positions held by them in the Company. It is, however, emphasized that, in the fiscal years of 2017, 2016 and 2015, one of the Company's Executive Officers has accumulated the functions of President and Chief Executive Officer of Vale Canada Limited, a subsidiary of Vale. Therefore, a portion of fixed compensation, variable compensation and benefits was supported by Vale Canada Limited. For more information, please refer to item 13.15 of this Reference Form.

g. Existence of any compensation or benefit linked to the occurrence of a particular corporate event, such as disposal of the controlling int erest of the issuer Normally, there is no compensation or benefit to the members of the Board of Directors and Audit, Statutory and Non-Statutory Committees and the Executive Board related to the occurrence of such a corporate event. Exceptionally in 2017, some Statutory and Non-Statutory Officers, who actively participated in the disclosure and operationalization of the project that enabled Vale to enter the Novo Mercado segment in December 2017, were entitled to a symbolic extraordinary bonus, duly approved under the terms of Vale’s Bylaws. h. practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating: (i) the issuer's bodies and committees that participate in the decision-making process, identifying how they participate The People Committee, which advises Vale's Board of Directors, participates in the decision-making process and is responsible for evaluating all the definitions regarding the com pensation of the Statutory Officers. After a technical evaluation of the market surveys received, the Committee prepares a compensation proposal that is sent for analysis by the Board of Directors and, next, to the Meeting, as established in the Company’s Bylaws. (ii) criteria and methodology used to determine the individual compensation, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of these studies In relation to the methodology used to determine the individual compensation of the managers, the Company uses studies to verify market practices,with the support of one or more specialized consultants, in which the behavior of benefits for companies of similar size. (iii) how often and in which way the board of directors assesses the adequacy of the issuer's compensation policy The Board of Directors evaluates on an annual basis the suitability of the methodology, practices and procedures used to define the individual compensation of directors.

13.2 - Total compensation of the board of directors, statutory board and Audit Committee 2 9 3 7 Total compensation forecast for the current year Dec 31, 2018 - A nnual Values Board of Directors Statutory Board Fiscal Council Total Total number of members 13.00 6.00 5.00 24.00 No. of members receiving compensation 13.00 6.00 5.00 24.00 A nnual Fixe d compensatio n Salary or pro-labore 7,110,000.00 20,466,620.88 1,705,551.74 29,282,172.6 Direct and indirect beneficts 0.00 6,333,509.52 0.00 6,333,509.52 Participation in committees 0.00 0.00 0.00 0.00 Others 1,422,000.00 4,996,056.08 341,110.35 6,759,166.43 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensatio n Bonus 0.00 30,911,721.49 0.00 30,911,721.4 Profit sharing 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,104,027.33 0.00 20,104,027.3 Description of other variable compensations Payroll costs under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 68,907,261.27 0.00 68,907,261.2

1 Share-based, including options 0.00 18,818,128.41 0.00 18,818,128.4 Notes 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total Number of members" field covers the full members (12 members) and the alternate members (1 member) of the Board of Directors. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, to which compensation shall be attributed as recognized in the income for the year, as established in 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014, 2015 and 2016 cycles) as well as the amounts related to Matching (2015 cycle). 3. The number of remunerated members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, to which compensation shall be attributed as recognized in the income for 1. The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members (5 members) of the Audit Committee. 3. The number of remunerated members corresponds to the estimate of the annual average of the number of membersof said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as

07 receiving Official Circular Letter CVM/SEP 02/18. the year, as established in Official Circular Letter CVM/SEP 02/18. 4. The "Bonus" field relates to the amount paid in the 2018 fiscal year regarding the targets for the 2017 fiscal year, in addition to contracting bonus, that shall be paid in the 2018 fiscal year. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016, 2017 and in early 2018. established in Official Circular Letter CVM/SEP 02/18. Total compensatio n 8,532,000.00 170,537,324.9 8 2,046,662.09 181,115,987. Compensation in the Fiscal year ending Dec 31, 2017 – A nnual A mounts Board of Directors Statutory Board Fiscal Council Total Total number of members 14.92 6.77 4.82 26.51 14.92 6.77 4.82 26.51 No.of members compensation

6 1 3 0 6 A nnual Fixe d compensatio n Salary or pro-labore 5,870,112.79 22,874,587.57 1,630,344.40 30,375,044.7 Direct and indirect beneficts 0.00 6,253,899.59 0.00 6,253,899.59 Participation in committees 0.00 0.00 0.00 0.00 Others 864,422.60 4,975,383.00 326,068.97 6,165,874.57 Description of other fixed compensations Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Payroll costs under Vale´s responsibility - INSS Variable compensatio n Bonus 0.00 25,827,307.21 0.00 25,827,307.2 Profit sharing 0.00 0.00 0.00 0.00 Participation in meetings 0.00 0.00 0.00 0.00 Commissions 0.00 0.00 0.00 0.00 Others 0.00 20,630,480.53 0.00 20,630,480.5 Description of other variable compensations Payroll costs under Vale´s responsibility - INSS Post-employment 0.00 0.00 0.00 0.00 Termination of position 0.00 64,406,344.10 0.00 64,406,344.1 Share-based, including options 0.00 16,410,713.06 0.00 16,410,713.0 Notes 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as 1. The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program (2014 and 2015 cycles) as well as the amounts related to Matching (2014 cycle). 3. The amount entered in the "Bonus" field relates to the amount paid in the 2017 fiscal year regarding the targets for the 2016 fiscal year, in addition to contracting bonus and symbolic extraordinary bonus related to entering into the Novo Mercado (see item 13.1.g) paid in the 2017 fiscal year. 4. The number of remunerated members corresponds to the annual average of the number of members of said established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

82 administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18. 5. The "Termination of Office" field covers severance payments made to Executive Officers who have left the company in 2016 and 2017. Total compensatio n 6,734,535.39 161,378,715.0 6 1,956,413.37 170,069,663.

Compensation in the Fiscal year ending 31 December 2016 – Annual Amounts				
	Board of Directors	**Statutory Board**	**Fiscal Council**	**Total**
Total number of members	20.50	7.55	5.00	**33.05**
No. of members receiving compensation	19.75	7.55	5.00	**32.30**
Annual Fixed compensation				
Salary or pro-labore	4,899,124.00	24,093,174.00	1,594,955.00	**30,587,253.00**
Direct and indirect benefits	0.00	6,393,270.00	0.00	**6,393,270.00**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	378,587.00	4,945,845.00	168,505.00	**5,492,937.00**
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	2,870,936.00	0.00	**2,870,936.00**
Description of other variable compensations		Payroll costs under Vale´s responsibility - INSS		
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	16,256,451.00	0.00	**16,256,451.00**
Share-based, including options	0.00	3,424,314.00	0.0	**3,424,314.00**
Notes:	1. The total number of members corresponds to the annual	1. The total number of members corresponds to the annual average of	1. The total number of members corresponds to the annual

	average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program and 2014 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2016 related to the 2015 year targets. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	
Total compensation	**5,277,711.00**	**57,983,990.00**	**1,763,460.00**	**65,025,160.00**

Compensation in the Fiscal year ending 31 December 2015 – Annual Amounts

	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members	21.00	8.0	4.75	33.75
No. of members receiving compensation	19.00	8.0	4.75	31.75
Annual Fixed compensation				
Salary or pro-labore	4,115,016.26	22,278,939.57	1,250,589.68	27,644,545.51
Direct and indirect benefits	0.00	9,596,806.72	0.00	9,596,806.72
Participation in committees	0.00	0.00	0.00	0.00
Others	563,539.45	4,440,137.09	250,117.94	5,253,794.48
Description of other fixed compensations	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	Payroll costs under Vale´s responsibility - INSS	
Variable compensation				
Bonus	0.00	26,860,815.72	0.00	26,860,815.72
Profit sharing	0.00	0.00	0.00	0.00
Participation in Meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	9,361,109.14	0.00	9,361,109.14
Description of other variable compensations	0.00	Payroll costs under Vale´s responsibility - INSS	0.00	
Post-employment	0.00	0.00	0.00	0.00
Termination of position	0.00	19,170,196.17	0.00	19,170,196.17
Share-based, including options	0.00	1,596,622.42	0.00	1,596,622.42
Notes:	1. The total number of	1. The total number of	1. The total number of

	members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Total number of members" field covers the full members and the alternate members of the Board of Directors. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The "Share-based Compensation" field considers the amounts paid under the PAV program and 2013 cycles) as well as the amounts related to Matching (2013 cycle). 3. The amount entered in the "Bonus" field refers to the amount paid in 2015 related to the 2014 year targets. 4. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.	members corresponds to the annual average of the number of members of said administrative body verified monthly, as established in Official Circular Letter CVM/SEP 02/18. 2. The field "Total number of members" considers the full members of the Audit Committee. 3. The number of remunerated members corresponds to the annual average of the number of members of said administrative body verified monthly, to which compensation was attributed as recognized in the income for the year, as established in Official Circular Letter CVM/SEP 02/18.

Total compensation 4,678,555.71 93,304,626.83 1,500,707.62 99,483,890.16

13.3 - Variable compensation of the board of directors, statutory board of executive officers and Audit Committee

Variable compensation forecast for the current fiscal year (2018)

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	13.00	6.00	5.00	**24.00**
No. of members receiving compensation(2)	0.00	6.00	0.00	**6.00**
Bonus(3)				
Minimum Amount Forecast in the Compensation Plan	-	-	-	**-**
Maximum Amount Forecast in the compensation plan(4)	-	27,310,672.64	-	**27,310,672.64**
Amount Forecast in the compensation plan if the targets are met ("Target") (5) (6)	-	13,655,336.32	-	**13,655,336.32**
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	**-**
Maximum Amount Forecast in the compensation plan	-	-	-	**-**
Amount Forecast in the compensation plan, if the targets are met	-	-	-	**-**

(1) The total number of members corresponds to the estimate of the annual average of the number of members of said administrative body verified monthly under the terms of item 13.2.
(2) Corresponds to the estimated number of officers and directors, as applicable, who are expected to be assigned variable compensation recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018.
(3) Only considers short-term variable compensation portions. Does not consider contracting bonus.
(4) Value corresponding to 200% of the target established with reference to the market.
(5) Value corresponding to 100% of the target established with reference to the market.
(6) The aforementioned value considers the expected value if the targets related to the fiscal year of 2017 are reached.

Variable compensation - Fiscal Year ended on Dec 31, 2017

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members [1]	14.92	6.77	4.82	26.51
No. of members receiving compensation[2]	0.00	6.77	0.00	6.77
Bonus[3]				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan[4]	-	46,541,844.41	-	46,541,844.41
Amount Forecast in the compensation plan if the targets are reached ("Target") [5]	-	23,270,922.20	-	23,270,922.20
Value effectively recognized in the income for the fiscal year [6]	-	22,427,354.08	-	22,427,354.08
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.

(2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018.

(3) Only considers short-term variable compensation portions. Does not consider contracting bonus, neither the symbolic extraordinary bonus related to entering into the Novo Mercado segment.

(4) Value corresponding to 200% of the target established with reference to the market.

(5) Value corresponding to 100% of the target established with reference to the market.

(6) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2017 related to the 2016 year targets.

Variable compensation- Fiscal Year ended on Dec 31, 2016

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	20.50	7.55	5.00	33.05
No. of members receiving compensation(2)	0.00	7.55	0.00	7.55
Bonus				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in Compensation Plan(3)	-	46,743,031.00	-	46,743,031.00
Amount Forecast in the compensation plan if the targets are reached ("Target") (4)	-	23,371,515.00	-	23,371,515.00
Amount effectively recognized in income for the reporting period(5)	-	-	-	-
Profit sharing				
Minimum Amount Forecast in the Compensation Plan	-	-	-	-
Maximum Amount Forecast in the compensation plan	-	-	-	-
Amount Forecast in the compensation plan, if the targets are reached ("Target")	-	-	-	-
Amount effectively recognized in the income for the reporting period	-	-	-	-

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2.
(2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018.
(3) Value corresponding to 200% of the target established with reference in the market.
(4) Value corresponding to 100% of the target established with reference in the market.
(5) Due to the targets not being met, there was no bonus payment in 2016 related to the reporting period ended December 31, 2015.

Variable compensation - Fiscal Year ended on Dec 31, 2015

Item / Year	Board of Directors	Statutory Board	Fiscal Council	Total
Total number of members (1)	21.00	8.00	4.75	33.75
No. of members receiving compensation (2)	0.00	8.00	0.00	8.00
Bonus

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned variable compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. (3) Value corresponding to 200% of the target established with reference in the market. (4) Value corresponding to 100% of the target established with reference in the market. (5) The amount reported in the "Bonus" field refers to the amount actually paid in the year 2015 related to the 2014 year targets. Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in Compensation Plan(3) - 46,576,742.04 - 46,576,742.04 Amount Forecast in the compensation plan if the targets are reached ("Target") (4) - 23,288,371.02 - 23,288,371.02 Amount effectively recognized in income for the reporting period(5) - 26,860,815.72 - 26,860,815.72 Profit sharing Minimum Amount Forecast in the Compensation Plan - - - - Maximum Amount Forecast in the compensation plan - - - - Amount Forecast in the compensation plan, if the targets are reached ("Target") - - - - Amount effectively recognized in the income for the reporting period - - - -

13.4 – Share-based compensation plan of the board of directors and statutory board The Company has two share-based compensation plans for the Statutory Board of Executive Officers, which are not extended to the members of the Board of Directors. None of the plans contemplates the granting of stock options of the Company, rather only the payment of bonuses, referenced in the market quotation of the Company's shares. a. General Terms and Conditions Long-Term Incentive Program ("ILP") (until 2013) and the Phantom Stock Plan (“PA V") (as of 2014) The ILP is a long-term incentive, created in 2007, based on the expected performance for the Company. The amount to be paid to the Statutory Board under the ILP was defined as a percentage of the short-term variable portion (bonus) of 125% for the Chief Executive Officer and 75% for the other executive officers of the amount effectively paid on this basis. This amount was transformed, as a reference, into a number of common shares issued by Vale (virtual/phantom shares), considered the average quotation of the Company's common shares of the last 60 trading sessions of the previous year. If the executive remained with the Company, at the end of three years the number of virtual shares would be converted into monetary value by the average quotation of the common shares issued by the Company in the last 60 trading sessions of the third year. In addition, the program also considered the Company's performance (Total Shareholder Return (TSR)) in relation to a group of 20 companies with characteristics similar to those of Vale (peer group). If Vale showed up first in this ranking, the amount calculated would be increased by 50%. This percentage was decreasing in such a way that with VALE in the 5th position in this ranking the value remained unchanged and, from the 15th position, there was no payment. The terms and conditions described above were applied to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program, as these cycles are now closed, with the cycle starting in 2013 ending in December 2015. In 2014, the ILP was replaced by the PAV, which is based on the base compensation received by the Statutory Board, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. If Vale shows up first in this ranking, the amount calculated is increased by 50%. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". Matching It is a long-term incentive, created in 2008, based on the expected performance for the Company, which is reflected in its market value and share price. The main purpose of this plan is to encourage "ownership", aligning managers' efforts with shareholders' interests and, at the same time, serving as a lever for retaining executives and reinforcing the culture of sustainable performance. In order to be eligible to Matching, the executive may allocate 30.0% or 50.0% of his/her short-term variable portion (Bonus) to buy class A preferred shares issued by Vale through a previously defined financial institution, under market conditions and without any benefit offered by Vale, on the days established in the plan.

Those executives who have acquired shares on the terms and dates established in the Matching Plan and who, after three years of the acquisition, remain bound to Vale and have retained ownership of all the shares acquired, are entitled to the bonus. At the end of the thr ee-year period, the cycle ends and there is a verification of the effective compliance by the administrators with the conditions established in the plan manual. If the terms of the plan have been fulfilled, the Company pays the executive a net amount, as an award, referenced at market value of the Company's shares held by the executive within the scope of the program. After the incentive payment, executives may freely negotiate the shares issued by Vale that they have acquired to become eligible for the Matching Plan, in compliance with current legislation. Until 2013 (including), the percentage of the bonus that could be allocated by each executive to the participation in the Matching Plan was defined based on the evaluation of its performance and potential. The terms and conditions described above apply to beneficiaries of the 2011, 2012 and 2013 cycles initiated under this program. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre -established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. b. Main Objectives of the Plan The main objectives of the above-mentioned share-based compensation plans are to retain key executives, keep them engaged and encourage "ownership", committing them to medium-and long-term results. c. How the plan contributes to these objectives The aforementioned share-based compensation plans align the interests of the stockholders and the Statutory Officers insofar as they ensure that there are only gains to the executives and the Company. d. How the plan fits into the issuer's compensation policy The aforementioned share-based compensation plans are part of Vale's compensation policy as they are responsible for the long-term alignment of executives with the interests of the Company and its shareholders, contributing to the sustainability and maintenance of a level of competitiveness appropriate to the Company's business and the retention of qualified professionals. They are designed with the support of a specialized consultancy and take into account the movements of the national and international market. e. How the plan aligns the interests of managers and issuer in the short, medium and long term

The design of the aforementioned share-based plans incorporates the Company's performance factor, the variation of its shares over the three-year period (for ILP and Matching) or four-year period (for the PAV) in the case of the ILP or the PAV, which replaced it as of the cycle initiated in 2014, the Company's relative performance compared to a group of companies with characteristics similar to Vale in the same period, being such group equivalent to 20 companies, in case of the ILP, and 11 companies in the PAV, currently in effect for cycles starting from 2014. Thus, the plans align the interests of the managers and the interests of the Company in the medium and long term. For information on changes to these plans, see item (a) above. f. Maximum number of shares covered Not applicable There is no grant of stock options under the ILP or PAV programs (which replaced ILP) as well as in Matching. The number of virtual common shares granted as a reference under the ILP varied according to the short-term variable compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. In case of the PAV, which replaced the ILP, the number of virtual common shares granted as a reference under the plan varies according to the basic compensation of each executive and with the average price of the common shares issued by Vale in a number of trading sessions prior to the grant. Under the Matching Plan, up to and including 2013, the executive had the option to allocate 30% or 50% of its bonus to buy the Company's class A preferred shares and become eligible for the plan, based on the evaluation of its performance and potential. Starting in 2014, the calculation base of the Matching program became the fixed compensation received by the Statutory Board of the Company, and the parameters of this calculation are pre-established for each hierarchical level and each country where the Company operates. Some adjustments were made to Matching for the 2016 fiscal year in order to enable the executive to participate in said program in the years in which the net bonus was not sufficient for the investment in the program. In such years, the executive could purchase shares of the Company over a period of 12 months for use in the program, in pre-established purchase windows, according to the criteria and conditions established in the Matching 2016 program manual. In addition, it is important to note that adherence to the 2016 program was voluntary for all Vale executives, except for the Chief Executive Officer and Executive Officers, whose adherence to and permanence in the program became mandatory only when there would be sufficient net bonus for the investment. It is important to note that for the 2017 fiscal year, new changes were made in Matching, and participation of the Board of Executive Officers became mandatory for investment value of 50% of the net bonus (limited to the reference value for each individual), so that the remaining investment to reach the reference value (if any) becomes optional. Furthermore, the Matching Program is now based on common shares of the Company, and no longer on preferred shares. g. Maximum number of options to be granted Not applicable There is no granting of stock options under the aforementioned share-based compensation plans. h. Conditions for acquisition of shares Not applicable The aforementioned share-based compensation plans do not grant executives options to acquire Company shares. Once assessed, the amount due to the executives under said plans is paid in cash. i. Criteria for setting the acquisition price or fiscal year

Not applicable As the plans do not contemplate the granting of stock options, there is no need to mention the determination of the purchase price or option exercise. In the ILP, which was replaced by the PAV, the amount due to the executives was calculated by valuing a certain number of Vale's virtual shares in the three-year period, considering the average quotation of Vale's common shares for the last 60 trading sessions before the granting of the incentive and the average quotation of Vale's common shares for the last 60 trading sessions of the third year. This amount is then multiplied by a performance factor of the Company in relation to a peer group of 20 global companies with characteristics similar to Vale’s. In view of the Company's position in relation to this group of global companies, the ILP may have its value increased by up to 50% or may even be zero. According to PAV, applicable as of 2014, the calculation base is the basic compensation received by the Statutory Board, and the parameters of this calculation are pre -established for each hierarchical level and each country where the Company operates. The Program now has a duration of 4 years, no longer 3 years, as described in the paragraph above. In addition, the program allows, from the cycle started in 2014, gradual prepayment. Thus, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group, taking into account the businesses and regions in which Vale operates and the influence of oscillations in the Brazilian market. This percentage decreases, in such a way that with VALE in the 3rd position in this ranking the value remains unchanged, and, from the 10th position and below, there is no payment. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". In Matching, the net amount to be paid to executives, as an incentive, is calculated based on the number of shares issued by the Company, acquired by executives to become eligible for the Plan. j. Criteria for setting the fiscal year Not applicable As mentioned above, the aforementioned share-based compensation plans do not contemplate the granting of stock options, consequently there is no term for exercise. However, these plans provide that the incentive payment will be made after a three-year grace period (for ILP and Matching) or four years (for the PAV, which replaced the ILP as of 2014). In the case of PAV, payment may occur in cumulative installments of 20% (at the end of the second year), 30% (at the end of the third year) and 50% (at the end of the fourth year), provided that the performance condition is reached each year, established within the scope of the PAV, namely, the ranking of Vale within a group composed of 11 other companies with characteristics similar to those of Vale (peer group). The metric for payment consists of the Total Shareholder Return (TSR) relative to the peer group. For more details about the peer group and the ranking, see item "13.1.b.(i) – Statutory Officers (Board of Executive Officers)". k. Settlement Form The above-mentioned share-based compensation plans contemplate the payment of cash bonuses. l. Restrictions on the transfer of shares In the Matching Plan, if the participant transfers, within a period of thre e years, any of the Company's shares linked to the Plan, the executive loses the right to the premium. Also, within the scope of the Plan, operations involving derivatives, which set up positions sold in Vale's shares, as well as the lease of shares owned by the participant to third parties are prohibited, considering that Matching has as one of its purposes the exposure and alignment of the Company's listed shares during the Plan period. The transactions described above (involving derivatives and share leases) related to any share of Vale that the executive holds are also prohibited, even if they were acquired outside the scope of the Plan, as long as he is an active participant of the Plan. Not applicable to the ILP or PAV Plan (which replaced the ILP), since the participants in the Plan are not required to maintain a shareholding position in the Company, nor do they receive shares under the Plan. m. Criteria and events that, when verified, will cause the suspension, alteration or extinction of the plan In the Matching Plan, any transfer by the participant of the shares issued by Vale linked to the plan before the three-year grace period or his withdrawal from the Company, generate the extinction of any rights to which he would be entitled under the Plan. In the ILP or PAV Plan (which replaced the ILP), the withdrawal of the Company executive generates the extinction of any rights to which he would be entitled under the Plan. n. Effects of the departure of the officer from the issuer's bodies on his rights under the share-based compensation plan As it is a retention mechanism, in case of withdrawal on his own initiative, the participant loses the right to share-based compensation plans. In case of termination or non-renewal of the employment agreement by the Company, the participant receives the amounts to which he had already become entitled at the time of termination of the contract.

13.5 - Share-based compensation of the board of directors and statutory board of executive officers Long-Term Incentive Plan (ILP), the Phantom Stock Plan (PAV) (which replaced ILP) and Matching, described in detail in item 13.4, do not contemplate the granting of stock options, since they are based on the Company's stock prices, to define the amount in cash to be paid as an incentive to executive officers. Therefore, most information is not applicable, for example, information related to the weighted average price of the reporting period (a) of the options outstanding at the beginning of each reporting period, (b) the options lost during each reporting period, c) the options exercised during each reporting period, (d) the options expired during each fiscal year and the potential dilution in case of exercise of all the options granted are not applicable to the Company. Considering the above, the incentive information, including amounts paid in each period, is disclosed in the tables below for reference purposes. Share-based compensation forecast for the current fiscal year (2018) (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Board of Directors Statutory Board Total Total Number of members(1) 13.00 6.00 19.00 Number of Members Receiving Compensation (2) 0.00 6.00 6.00 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

Share-based compensation - Fiscal Year ended Dec 31, 2017 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation - Fiscal Year ended Dec 31, 2016 (1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation - Fiscal Year ended Dec 31, 2015 Board of Directors Statutory Board Total Total Number of members(1) 21.00 8.00 29.00 Number of Members Receiving Compensation (2) 0.00 8.00 8.00 Weighted average price of fiscal year: Board of Directors Statutory Board Total Total Number of members(1) 20.50 7.55 28.05 Number of Members Receiving Compensation (2) 0.00 7.55 7.55 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a Board of Directors Statutory Board Total Total Number of members(1) 14.92 6.77 21.69 Number of Members Receiving Compensation (2) 0.00 6.77 6.77 Weighted average price of fiscal year: (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(1) The total number of members corresponds to the annual average of the number of members of said administrative body verified monthly, under the terms of item 13.2. (2) Corresponds to the number of officers and directors, as applicable, who were assigned share-based compensation as recognized in the issuer's income for the year, as set forth in Official Circular Letter CVM/SEP 02/2018. Share-based compensation forecast for the current fiscal year (2018) (1) In January 2014, 2015 and 2016 the PAV cycles started and in March 2015 the Matching cycle was started. (2) On December 31, 2017, the third, second and first windows of anticipation of the PAV cycles started, respectively, in 2014, 2015 and 2016 were closed; and in March 2018 the Matching cycle begun in 2015 was closed. Share-based compensation - fiscal year ended 12/31/2017 Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014 and 2015 and March 2014 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable - December2016and March 2017 (2) - Board of Directors Statutory Board Total Granting of stock options (to purchase) (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014, 2015 and 2016, and March 2015 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadline for receipt of the incentive) - December 2017 and March 2018 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Value of Incentive Paid) - 18,818,128.41 18,818,128.41 (a) of the outstanding options at beginning of fiscal year n/a n/a n/a (b) of the lost options during the fiscal year n/a n/a n/a (c) of the exercised options during the fiscal year n/a n/a n/a (d) of the expired options during the fiscal year n/a n/a n/a Potential dilution in case of exercise of all the Options granted n/a n/a n/a

(1) In January 2014 and 2015 the PAV cycles started and in March 2014 the Matching cycle was started. (2) On December 31, 2016, the first and second windows of anticipation of the PAV cycles started, respectively, in 2014 and 2015 were closed; and in March 2017 the Matching cycle begun in 2014 was closed. Share-based compensation - fiscal year ended 31 December 2016 (1) In January 2014 the PAV cycle started and in March 2013 the Matching cycle began. (2) On December 31, 2015, the first window of anticipation of the PAV cycle, which started in 2014, was closed and in March 2016 the Matching cycle, which started in 2013, was closed. Share-based compensation - fiscal year ended 12/31/2015 Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - JanuaryandMarch 2012 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadlineforreceiptofthe incentive) - December 2014 and March 2015 (2) - Board of Directors Statutory Board Total Granting of stock purchase options (Incentive Grant) Date of grant (Date of granting the incentive) - January 2014 and March 2013 (1) - Number of granted options n/a n/a n/a Deadline for options to become exercisable (Deadlineforreceiptofthe incentive) - December 2015 and March 2016 (2) - Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 3,424,314.00 3,424,314.00 (Deadline for receipt of the incentive) Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 16,410,713.06 16,410,713.06

(1) In January 2012, the ILP cycle began and March of 2012 began the Matching cycle. (2) On December 31, 2014, the ILP cycle ended and in March 2015 the Matching cycle ended. Deadline for exercise of options n/a n/a n/a Term of restriction on the transfer of shares n/a n/a n/a Fair value of the options on the date of each grant (Amount of Incentive Paid) - 1,596,622.42 1,596,622.42

13.6 - Information on the outstanding options held by the board of directors and statutory board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, and since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers. For more information, see items 13.4 and 13.5 of this Reference Form.

13.7 - Options exercised and shares delivered related to share-based compensation of the board of directors and board of executive officers Not applicable, since the share-based compensation plans of the Company do not contemplate the granting of stock options, since they are based on the quotations of the shares or the remuneration received by the Company's managers to define the amount in cash to be paid as an incentive to executive officers, and shares issued by the Company in treasury are not delivered to executives. For more information, see items 13.4 to 13.6 of this Reference Form.

13.8 - Information necessary to understand the data disclosed in items 13.5 to 13.7 - Stock price and option pricing methods Not applicable See items 13.4 to 13.7 of this Reference Form.

13.9 - Participation in shares, stocks and other convertible securities held by administrators and Audit Committee members - by department a. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the Company, by members of the board of directors, executive officers or A udit Committee, grouped by department at the date of closing of the last fiscal year: Shares issued by VALE S.A . (*) Includes 78,658 VALE shares in the form of American Depositary Receipts (ADRs), on the New York Stock Exchange. b. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by the direct and indirect controllers of the Company, by members of the board of directors, executive officers or A udit Committee, grouped by body, on the closing date of the last fiscal year: Shares issued by BNDES Participações S.A. Shares issued by LITEL PA RTICIPA ÇÕES S.A . Shares issued by BRA DESPA R S.A. Shareholders On Dec 31, 2017 ON PN Board of Directors 300 152,971 Executive Office 0 0 Audit Committee 0 0 Total 300 152,971 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On 12/31/2017 ON Board of Directors Executive Office Audit Committee 27,238 608,285 (*) 3,502 Total 560,367

Shares issued by MITSUI & CO., LTD c. Number of shares or stocks directly or indirectly held in Brazil or abroad, and other securities convertible into shares or stocks, issued by controlled companies or under the common control of the Company, by members of the board of directors management, statutory board or A udit Committee, grouped by body, at the closing date of the last fiscal year: Shares issued by MRS LOGÍSTICA S.A . Shares issued by PT VA LE INDONESIA TBK Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On 12/31/2017 ON PN Board of Directors 0 0 Executive Office 0 0 Audit Committee 0 0 Total 0 0 Shareholders On Dec 31, 2017 ON PN Board of Directors 6,033 0 Executive Office 0 0 Audit Committee 0 0 Total 6,033 0

13.10 - Information on pension plans granted to members of the board of directors and executive officers According to a contractual clause, the Company pays the part of the employer and the executive, up to 9% of the fixed remuneration, into Valia - Fundação Vale do Rio Doce de Seguridade Social, or in another supplementary pension plan at the executive officer’s choice. In Valia, the minimum age for applying for retirement income is 45, after a minimum period of five years of grace with contributions.

Valia – Fundação Vale do Rio Doce de Seguridade Social

	Board of Directors	Statutory Board	Total
Number of members [1]	-	9 members	-
Name of the Plan	Benefit Plan Vale Mais		
Number of administrators who qualify for retirement	-	6, of whom (i) 6 per Normal Retirement Income; (ii) 4 for Early Retirement Income; and (iii) and 1 per Deferred Benefit Income by Termination[4]	-
Conditions for early retirement	-	▪ be at least 45 years of age; ▪ to have at least 5 years of uninterrupted enrollment with VALIA, counted from the initial date of the last enrollment of the participant in the Vale Mais Plan (except for participants who migrated from the Defined Benefit Plan – already extinct - to the Vale Mais Plan); ▪ have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 18,244,949.09 [2]	-
Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 1,779,387.74 [3]	-
Possibility of early redemption and conditions	-	The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not elect to become a self-sponsored payer or co-participant, or opt for the portability institute and does not benefit from the Vale Mais Plan, will be entitled to receive the Redemption. The Redemption value will be equal to: 100% of the Participant's Account + 1% of the Sponsor's Account per	-

	Board of Directors	Statutory Board	Total
		month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that Account.	

(1) Corresponds to the number of directors and officers, as applicable, linked to the pension plan, as provided for in Circular Letter CVM / SEP 01/2014.
(2) Amount corresponding to the sum of the Sponsor Accounts of the participants, determined on 12/31/2017.
(3) Amount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal year of 2017.
(4) One of the directors is entitled to two (2) benefits, being one (1) Normal Retirement Income and one (1) Income from Benefit Deferred due to Termination.

	Board of Directors	Statutory Board	Total
Number of members [1]	-	1 member	-
Name of the Plan		Benefit Plan Valiaprev	
Number of administrators who qualify for retirement	-	1 per Normal Retirement Income	-
Conditions for early retirement	-	▪ be at least 45 years of age; ▪ have at least 5 years of uninterrupted contribution to VALIA, counted from the initial date of the last enrollment of the participant in the Valiaprev Plan; ▪ have terminated the employment contract with the sponsor or have lost the status of manager.	-
Updated amount of accumulated contributions in the pension plan until the end of the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 1,961,774.59 [2]	-
Accumulated total amount of contributions made during the last fiscal year, minus the portion related to contributions made directly by the administrators	-	R$ 138,657.68 [3]	-
Possibility of early redemption and conditions	-	▪ The active participant who, on the date of termination of his employment contract with the sponsor, or on the date he loses his manager status, does not	-

(1) C orresponds to the number of directors and officers, as applicable, link ed to the pension plan, as prov ided for in C ircular Letter C VM / SEP 01/2014. (2) A mount corresponding to the sum of the Sponsor A ccounts of the participants, determined on 12/31/2017. (3) A mount corresponding to the sum of the ordinary contributions made by the sponsor on behalf of each participant in the fiscal y ear of 2017. Board of Directors Statutory Board T otal elect to become a self-sponsored pay er or co-participant, or opt for the portability and is not using the benefit of the Valiaprev Plan shall be eligible to receiv e the Redemption. The Redemption v alue will be equal to: 100% of the Participant's A ccount + 1% of the Sponsor's A ccount per month of ordinary contribution paid by the participant to the Vale Mais Plan, up to a maximum of 80% of that A ccount.

13.11 - Maximum, minimum and average individual remuneration of the board of directors, statutory board and audit committee

Annual Amounts									
	Board of Directors			Statutory Board			Fiscal Council		
	31dec2017	31dec2016	31dec2015	31dec2017	31dec2016	31dec2015	31dec2017	31dec2016	31dec2015
No. members	14.92	20.50	21.00	6.77	7.55	8.00	4.82	5.00	4.75
No. of members receiving compensation	14.92	19.75	19.00	6.77	7.55	8.00	4.82	5.00	4.75
Higher individual annual remuneration (Reais)	960,000.00	500,000.00	360,000.00	58,539,091.15	10,745,723.58	22,966,378.00	403,074.07	382,789.28	330,070.79
Lower individual annual remuneration (Reais)	480,000.00	114,408.72	170,000.00	7,279,805.88	3,805,919.53	7,290,389.18	403,074.07	318,991.07	330,070.79
Average individual annual remuneration (Reais)	451,376.37	267,225.87	246,239.77	23,837,328.66	7,679,998.68	11,663,078.35	405,894.89	352,692.00	315,938.45

Notes	Board of Directors
31dec2017 31dec2016 31dec2015	The members with higher and lower individual remuneration were remunerated for twelve months of the period.
	Statutory Board
31dec2017	In 2017, due to the restructuring of the executives ranks of the Company, the remuneration of the Statutory Board included non-recurrent events, such as termination of position and charges applicable to such expenses. Therefore, the company presents an additional table in item 13.16 "Other relevant information" with the paid amounts excluding such non-recurring amounts in the calculation of the average and maximum remuneration of the Statutory Board. The Company understand that the table in item 13.16 reflect in a more accurate manner the average and maximum remuneration of the Statutory Board on due course of usual Company business, as it does not contemplate the effects of the non-recurring events. In 2017, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2017, and the member of the Statutory Board with the higher remuneration stayed in the position for five months.
31dec2016	The company presents an additional table in item 13.16 "Other relevant information" with the paid amounts excluding non-recurring amounts, such as termination of position and charges applicable to such expenses, in the calculation of the average and maximum remuneration of the Statutory Board. The Company understand that the table in item 13.16 reflect in a more accurate manner the average and maximum remuneration of the Statutory Board on due course of usual Company business, as it does not contemplate the effects of the non-recurring events. In 2016, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2016, and the member of the Statutory Board with the higher remuneration stayed in the position for seven months.
31dec2015	The company presents an additional table in item 13.16 "Other relevant information" with the paid amounts excluding non-recurring amounts, such as termination of position and charges applicable to such expenses, in the calculation of the average and maximum remuneration of the Statutory Board. The Company understand that the table in item 13.16 reflect in a more accurate manner the average and maximum remuneration of the Statutory Board on due course of usual Company business, as it does not contemplate the effects of the non-recurring events. In 2015, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2015, and the member of the Statutory Board with the higher remuneration was no longer active in the Company, having left the Company in 31dec2014, with the payments related to the termination made, mainly, in fiscal year 2015.
	Fiscal Council
31dec2017 31dec2016 31dec2015	The members with higher and lower individual remuneration were remunerated for twelve months of the period.

13.12 - Mechanisms for compensation or indemnification for administrators in the event of dismissal or retirement

The agreements with the Company's statutory officers contain indemnification clauses for cases of termination, non-renewal of the contract and retirement, provided that these events occur at the Company's initiative, in the following amounts: (i) compensatory indemnity for all and any amount due, corresponding to 6 times the value of the last monthly fixed remuneration paid to the Executive Directors and 12 times to the Chief Executive Officer, in addition to the payment of compensation corresponding to 2 times the annual fixed remuneration, to be paid in 8 quarterly installments, which is subject to a period of unavailability of 24 months.

We do not sign with the members of the Board of Directors and members of the Audit Committee any other contractual arrangements, insurance policies or other instruments that structure compensation or indemnification mechanisms in case of removal from office.

For details regarding insurance policies involving the payment or reimbursement of expenses borne by the Company's managers, see item 12.11 of this Reference Form of the Company.

13.13 - Percentage in the total compensation held by administrators and members of the A udit Committee who are parties related to the controllers. Entity 2017 2016 2015 Board of Directors 51.82% 81.65% 72.00% Statutory Board 0.00% 0.00% 0,00% Audit Committee 0.00% 0.00% 0,00%

13.14 - Compensation of administrators and members of the A udit Committee, grouped by body, received for any reason other than the position they hold In the last three fiscal years, no compensation was paid to members of the Board of Directors, Statutory Board of Executive Officers or Audit Committee for any reason other than the position they hold.

13.15 - Remuneration of directors and members of the A udit Committee recognized in the results of direct or indirect controllers of companies under common control and of the issuer's subsidiaries 5,558,738.78 2,160,397.00 4.830.798,06 Fiscal Year 2015 – compensation received due to position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 4,830,798.06 Annual remuneration: R$ 4,453,137.18 Direct and indirect benefits: R$ 377,660.88 0 R$ Companies Under Common Control 0 0 0 0 Fiscal Year 2016 - compensation received due to the exercise of position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 2,160,397.00 Annual Remuneration: R$ 1,584,599.00 Direct and indirect benefits: R$ 575,798.00 0 R$ Companies under Common Control 0 0 0 0 Fiscal Year 2017 - compensation received due to the exercise of a position in the Company Board of Directors Statutory Board Fiscal Council Total Direct and Indirect Controllers 0 0 0 0 Company's Subsidiaries 0 Total: R$ 5,558,738.78 Annual compensation: R$ 4,842,509.20 Direct and indirect benefits: R$ 716,229.58 0 R$ Companies Under Common Control 0 0 0 0

13.16 - Other relevant information Overall Compensation 2018 The management's overall compensation for the fiscal year 2018 was approved by the Annual and Special Shareholders Meeting of the Company, held in April 13, 2018, in order to establish the overall amount of up to R$ 184,571,987.05 (one hundred and eighty -four million, five hundred and seventy-one thousand, nine hundred and eighty -seven reais and five centavos), to be distributed by the Board of Directors, observing the provisions of the legislation in force and Vale's Bylaws. It should be noted that the proposed amount considers the responsibilities of the managers, the time dedicated to their functions, the competence, the professional reputation and the value of their services in the market. It is important to note that the overall compensation above considers the remuneration of the members of the advisory committees and related charges, which is not shown in item 13.2 of this Reference Form. Also, the monthly compensation for each incumbent member of the Audit Committee, from May 1st, 2018 until the Annual General Meeting to be held in 2019, shall correspond to 10% (ten percent) of the compensation that, on average, is monthly allocated to each Executive Officer, not counting the benefits, representation payments and profit sharing. In addition to the compensation set forth above, the members in office of the Audit Committee shall be entitled to reimbursement of travel and subsistence expenses necessary for the performance of their duties, provided that alternate members shall only be remunerated in the ca ses in which they exercise their title due to vacancy, impediment or absence of the respective titular member. The above-mentioned amount comprises: (I) the proposal for the remuneration of the members of the Board of Directors, Statutory Board of Executive Officers and members of the Audit Committee of up to R$ 181,115,987.07 (one hundred and eighty-one million, one hundred and fifteen thousand, nine hundred and eighty-seven reais and seven centavos), which is comprised by (a) R$ 8,815,551.74 (eight million, eight hundred fifteen thousand, five hundred and fifty-one reais and seventy-four centavos) corresponding to the fixed compensation of the members of the Board of Directors and of the members of the Audit Committee, pursuant to art. 163 of Law 6,404/76, net of the payroll costs under Vale's responsibility; (b) R$ 70,196,470.78 (seventy million, one hundred and ninety-six thousand, four hundred and seventy reais and seventy-eight centavos), related to the fixed and variable compensation of the Executive Officers, which takes into account an Executive Board composed of six Executive Officers, net of the payroll costs under Vale's responsibility and excluding the direct and indirect benefits related to the termination of office. The individual fixed remuneration is compatible with the amounts paid to executives of companies of the same size, while the variable remuneration, corresponding to the bonus and the long-term incentive, has its payment linked to the fulfillment of pre-established goals, based on the performance of the Company. Therefore, the payment of the variable compensation is equivalent to the partial or total fulfillment of the pre-established targets, and may not even be due, in case the above targets have not been met; (c) up to R$ 102,103,964.55 (one hundred and two million, one hundred and three thousand, nine hundred and sixty-four reais and fifty-five centavos) corresponding to taxes and charges due over the compensation under Vale responsibility, and also benefits of any nature and severance payments to Executive Officers who have left the company in recent years (two in 2016, four in 2017 and one in early 2018), and (II) the compensation proposal for the members of the Advisory Committees and related charges of up to R$ 3,456,000.00 (three million, four hundred and fifty-six thousand reais). Below are additional information related to the Company’s overall compensation for 2018: a) Period to which the compensation approved in the A nnual and Special Shareholders Meeting of 2018 refers: period comprised between January 1 and December 31, 2018, that is, the fiscal year. b) Comments on any differences between the values of the current proposal and the previous proposal and those included in item 13 of the Vale Reference Form: The amount of the overall compensation of the members of the Board of Directors, the Audit

Committee, the Executive Board, as well as the members of the Advisory Committees for the fiscal year ended in 2018, corresponds to R$ 184,571,987.05 (one hundred and eighty-four million, five hundred and seventy-one thousand, nine hundred and eighty-seven reais and five centavos). This amount is 14.55% higher than the amount proposed for the 2017 fiscal year of R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais), mainly due to the payment of severance amounts to be made during the year 2018, by reason of the renewal of the Board of Executive Officers. Clarification The 2018 overall value mentioned above is higher than the amounts included in item 13.2 of this Reference Form, since it also includes, in addition to the remuneration to be attributed to the members of the Board of Directors, the Audit Committee and the Board of Executive Officers, the remuneration of the members of the Advisory Committees, while the amounts included in item 13.2 of the Reference Form include only the remuneration of the members of the Board of Directors, the Audit Committee and the Board of Executive Officers. Ratification of Overall Compensation 2017 Below are information related to the ratification of the Company’s overall compensation in 2017 approved at the Annual and Special Shareholders Meeting held on April 13, 2018: The Annual and Special Shareholders' Meetings of April 20, 2017 approved the amount of up to R$ 161,134,088.00 (one hundred and sixty-one million, one hundred and thirty-four thousand and eighty-eight reais and seventy-seven centavos), which comprised the compensation to be distributed to the members of the Board of Directors, Audit Committee, Board of Executive Officers, and members of the Advisory Committees. Vale clarifies that, in relation to the fiscal year of 2017, the amount related to the compensation of the members of the Board of Directors, the Audit Committee, the Board of Executive Officers, as well as the members of the Advisory Committees corresponding to R$ 170,848,512.08 (one hundred and seventy million, eight hundred forty-eight thousand, five hundred and twelve reais and eight cents) was effectively realized. The difference between the initially proposed amount and the amount actually realized was mainly due to the payment of unplanned severance amounts by reason of the renewal of the Board of Executive Officers, which took place during 2017. A dditional information on item 13.2 The elaboration of this document is cost based, meaning that it is based on the actual disbursments by the Company. Nevertheless, it is the business practice from our main competitors to disclose the compensation of their executives based on the value actualy received by them while active at the company, excluding the social charges as well as severance costs. With the objective of allowing the proper comparison of reported data, we detail below the compensation amounts of 2017 (actual) and 2018 (budget), excluding social charges that are Vale’s responsibility to pay to the Brazilian Government, as well as severance amounts related to the Executive Directors that left the company.

- 2018 budget for active executives is composed of: (a) anual fixed compensation (R$ 20,466,621.00); (b) benefits (R$ 6,333,510.00); (c) bonus (R$ 30,911,721.00); (d) share-based (R$ 18,818,128.00), total of R$ 76,529,908.00.

- Actual 2017 for active executives was composed of: (a) anual fixed compensation (R$ 22,874,588.00); (b) benefits (R$ 6,253,900.00); (c) bonus (R$ 25,827,307.00); (d) share-based (R$ 16,410,713.00), total of R$ 71,366,508.00.

The table below present the conciliation of the values received by the active executives of the Executive Board with the cost based vision, including the severance and social charges:

	Fiscal year 2018 (million reais)
Fixed compensation	20.5
Variable compensation (bonus and share-based)	49.7
Benefits	6.3
Total paid to Executive Directors in 2018	**76.5**
Severance	68.9
Total paid to Executive Directors in 2018 and non-active executives	**145.4**
Social charges	25.1
Total disbursments related to Executive Directors	***170.5***

	Fiscal year 2017 (million reais)
Fixed compensation	22.9
Variable compensation (bonus and share-based)	42.2
Benefits	6.3
Total paid to Executive Directors in 2017	**71.4**
Severance	64.4
Total paid to Executive Directors in 2017 and non-active executives	**135.8**
Social charges	25.6
Total disbursments related to Executive Directors	***161.4***

Additional information on item 13.11

Due to the restructuring of the rank of executives of the Company, the remuneration of the Statutory Board was included non-recurrent events, such as termination of position and charges applicable to such expenses ("Non-recurrent Event").

Therefore, the company presents below the table below with the paid amounts excluding such Non-recurring Events in the calculation of the average and maximum remuneration of the Statutory Board. The Company understand that the table presented below reflects in a more accurate manner the average and maximum remuneration of the Statutory Board on due course of usual Company business, as it does not contemplate the effects of the non-recurring events.

Annual Amounts									
	Board of Directors			Statutory Board			Fiscal Council		
	31dec2017	31dec2016	31dec2015	31dec2017	31dec2016	31dec2015	31dec2017	31dec2016	31dec2015
No. members	14.92	20.50	21.00	6.77	7.55	8.00	4.82	5.00	4.75
No. of members receiving compensation	14.92	19.75	19.00	6.77	7.55	8.00	4.82	5.00	4.75

Higher individual annual remuneration (Reais)	960,000.00	500,000.00	360,000.00	19,046,168.46	8,970,792.70	17,176,629.17	403,074.07	382,789.28	330,070.79
Lower individual annual remuneration (Reais)	480,000.00	114,408.72	170,000.00	7,279,805.88	3,805,919.53	7,290,389.18	403,074.07	318,991.07	330,070.79
Average individual annual remuneration (Reais)	451,376.37	267,225.87	246,239.77	12,428,462.84	5,233,480.05	9,266,803.83	405,894.89	352,692.00	315,938.45

Notes	**Board of Directors**
31dec2017 **31dec2016** **31dec2015**	The members with higher and lower individual remuneration were remunerated for twelve months of the period.
	Statutory Board
31dec2017	In 2017, due to the restructuring of the executives ranks of the Company, the remuneration of the Statutory Board included non-recurrent events, such as termination of position and charges applicable to such expenses. Therefore, the company presents the table above with the paid amounts excluding such non-recurring amounts in the calculation of the average and maximum remuneration of the Statutory Board. In 2017, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2017, excluding the amounts mentioned above, and the member of the Statutory Board with the higher remuneration stayed in the position for five months.
31dec2016	In 2016, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2016, excluding the amounts mentioned above, and the member of the Statutory Board with the higher remuneration stayed in the position for twelve months.
31dec2015	In 2015, for the Statutory Board, the lower remuneration amount was calculated excluding members stayed in the position for less than twelve months. To calculate the higher remuneration, it was considered the amounts recognized in the fiscal year ended in 31dec2015, excluding the amounts mentioned above, and the member of the Statutory Board with the higher remuneration stayed in the position for twelve months.
	Fiscal Council
31dec2017 **31dec2016** **31dec2015**	The members with higher and lower individual remuneration were remunerated for twelve months of the period.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: June 25, 2018		Director of Investor Relations

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